PRESS RELEASE

DEJOUR ENTERPRISES LTD.

TSX-V: DJE

FOR IMMEDIATE RELEASE:

          November 24, 2006

Resource Potential of Dejour Piceance/Uinta Properties Pegged at 5.3 Trillion Cubic Feet of   Natural Gas and 2 Billion Barrels of Oil

Vancouver, BC Canada November 24, 2006 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, TSX-V:  “DJE.WT”, OTCBB: “DJEEF”) announces that it has received reports evaluating the resource potential of its ‘Retamco JV’ properties in the Piceance and Uinta Basins (see press release dated June 26, 2006) (the “Retamco JV”). The report, authored by Houston Texas based W.D. Von Gonten & Co., Petroleum Consultants (dated October 24, 2006) states there is a resource potential for 4.107 Trillion Cubic Feet of natural gas and 2.055 Billion Barrels of Oil, to the 100% interests. Dejour is assigning this potential to the category of ‘undiscovered’ resources pursuant to NI 51-101 requirements. Additionally, Williams & Associates, Petroleum Consultants, of Midland Texas calculates the potential resource of associated Coal Bed Methane to be in excess of 1.2 TCF. Dejour is assigning this potential to the category of ‘prospective’ resources, again pursuant to NI 51-101.

The Von Gonten report, prepared for Retamco Operating Inc., partner/operator of the Retamco JV, and a significant shareholder of Dejour, as a result of the Retamco JV, assigns resource potential to 14 of the 18 project areas within the Piceance and Uinta Basins. The remaining project areas will be reported shortly.

Subsequent to the report, Delta Petroleum (NASD- DPTR) reported a significant discovery in the Paradox Basin (Southern Uinta), a project area in which Dejour holds a 25% interest in 24,500 acres of lands previously unvalued within the Von Gonten report.

Dejour owns a 25% WI in the gas resource potential and 12.5% WI in the oil resource potential as discussed in these reports. Certainty of the economic viability of this resource potential at this time is not yet determined, based on COGE standards- see below.

The Retamco JV, which includes Dejour (TSX.V- DJE), Brownstone Ventures (TSX.V-BWN) and Retamco Operating Inc., has requested that W.D. Von Gonten & Co. update their report and, where appropriate, establish proven undeveloped reserves (PUD) in areas where extensive drilling and production activity have taken place. This report is expected early in 2007.

Dejour has been advised by Retamco that drill permits are expected to be approved in December by the Colorado Bureau of Land Management (BLM) that will allow the drilling of four 12000’ wells proposed on the Barcus Federal Prospect, a 3 section -1920 acre lease block that forms part of the Retamco JV Rio Blanco Project Area. A drill rig currently operating on adjacent lands will be available early in January 2007. Additional permits should be forthcoming early in the New Year.

Retamco further advised that Exxon Mobil has recently completed for production 4 wells on acreage surrounding this lease block, each at flow rates greater than 2.5 million cubic feet per day, from the Mesa Verde sand, the major blanket resource zone being exploited in the Basin. Wells in this area are usually drilled on 10 acre spacing units.

In a recent release (dated October 15, 2006), Exxon disclosed plans to move 14 rigs to this project, build a town site for 600 personnel, and drill 1000 wells over the foreseeable future to exploit the reserves on these lands.  Retamco also advised that Williams Co., a major US operator of pipelines, is in the final stages of completion of a 36” gas line able to transport large quantities of gas from this area beginning early in 2007.  This pipeline is located in close proximity to the Barcus Federal Prospect, with available capacity. Authorization for expenditures (AFE’s) are now being prepared.

About the Piceance/ Uinta Basin

The Piceance/Uinta Basin, heart of the Rockies, is part of the most active gas production region in the US, where proven reserves and daily production rates now exceed the Gulf of Mexico, according to the Oil & Gas Investor (November 2006). Currently over 100 rigs are active in the Basin - 100% utilization.

“Consulting and research firm Wood Mackenzie says the top 34 E&P companies working in the region today could drill as many as 43,000 wells in Rockies in the next five years…with planned expenditures of nearly $25 billion during that timeframe…drawn by the vast reserve potential.” (Oil & Gas Investor, November 2006).

“This Piceance/Uinta Basin Project represents another focused energy investment designed to provide both high impact and leverage to the expanding Dejour energy asset base.  We are very pleased with the proposed activity on and adjacent to Company project lands and expect the value of this investment, both land and resource, to continue to escalate”, quotes Robert L. Hodgkinson, Chairman & CEO.

R. Marc Bustin, Ph.D., P.Geol., FRSC is the qualified person for Dejour’s oil and gas projects.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy focused company exploring and developing High impact uranium and oil and gas exploration investments that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

About the Canadian Oil & Gas Handbook (COGE)

The Canadian Oil & Gas Evaluation handbook defines “undiscovered resources as those quantities of oil & gas estimated on a given date to be contained in accumulations yet to be discovered”, and “prospective resources as those quantities that would be technically and economically viable to recover from undiscovered accumulations.”

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia  Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF

THIS RELEASE.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.